Filed by Southern Michigan Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Michigan Bancorp, Inc.
Commission File No.: 000-49722

Note: The following is a form of cover letter to the
Election Form and Letter of Transmittal to be sent to
shareholders of FNB Financial Corporation.

FNB Financial Corporation
88 North Main Street
Three Rivers, Michigan 49093
(269) 273-1715

October ___, 2007

FNB Financial Corporation Shareholders
Re:	Election Procedures for Shareholders of FNB Financial Corporation

Dear FNB Shareholder:

          FNB Financial Corporation and Southern Michigan Bancorp, Inc. have entered into an agreement and plan of merger pursuant to which FNB would be merged into Southern. As an FNB shareholder, you should have received, or will receive shortly, in a separate mailing a prospectus and proxy statement and a proxy to vote on the proposed merger.

          If the merger is completed as proposed, each share of FNB common stock will be converted into the right to receive either 1.87 shares of Southern common stock or $45.35 in cash or a combination of both. Each FNB shareholder has the right to elect to receive either cash or stock, subject to certain limitations provided in the plan of merger.

          You must complete the enclosed election form in order to choose whether you want to receive cash or Southern common stock in exchange for your FNB common stock. Because elections are subject to potential allocation to ensure that 50% of the shares of FNB common stock will be converted into Southern common stock and that 50% will be converted into cash, there can be no assurance that you will receive the type or proportion of consideration you elect for all your shares of FNB common stock. Any allocation adjustment will be made in accordance with the allocation procedures set forth in the plan of merger. However, if you fail to properly complete the election form and return it to the exchange agent with your FNB common stock certificates before the election deadline you will not have any choice in what you will receive in exchange for your FNB common stock. The "election deadline" is the date and time of the special meeting of FNB shareholders to vote on the proposed merger, which is presently scheduled for 6:00 p.m. EST on November 27, 2007.

          Southern Michigan Bank & Trust has been appointed as the exchange agent for exchanging your FNB common stock certificates for Southern common stock certificates and/or cash. Southern Michigan Bank & Trust is also administering the election process for Southern and FNB. You must return your election form and FNB common stock certificates to Southern Michigan Bank & Trust. Do NOT send them to FNB.

The election form and your FNB common stock certificates must be received by Southern Michigan Bank & Trust no later than the election deadline, in order for your election to be valid. You will not receive any cash or Southern common stock until after the effective date of the merger, and then only if and when you have delivered all of your FNB common stock certificates.

          You can elect cash or stock by doing the following:

          1.          Please check your address and the information on the label on the top of the election form. If the information is not correct or if there is no label, please correct or provide the information below your signature.

          2.          Check one box to indicate what you want to receive. Your options are either all cash, all Southern common stock, a specified combination of cash and Southern common stock, or that you have no preference. If you mark more than one box or fail to make any selection, you will not be able to choose what you receive.

          3.          Complete the Substitute Form W-9 to provide us with your correct social security or tax identification number.

          4.          Sign and send the enclosed election form AND YOUR FNB COMMON STOCK CERTIFICATES to Southern Michigan Bank & Trust at the address on the election form.

          If you have lost your FNB common stock certificates, you will need to provide a lost certificate affidavit and an indemnity bond. Please see and follow Instruction No. B(5) to complete the affidavit and order the bond. If the FNB common stock you are exchanging is not in your name or you want to have payment made to someone other than yourself, please see Instruction Nos. B(1) and (2).

          You have the right to change your election at any time before the election deadline. In order to change your election, you must complete a new election form with the change and the new election form must be received by Southern Michigan Bank & Trust before the election deadline. You may withdraw your election and all stock certificates submitted with an election form at any time before the election deadline, but if you do, your election will be revoked and you will not have any choice in what you will receive in exchange for your FNB common stock. If the merger does not take place for any reason, your FNB common stock certificates will be returned to you.

          This form is not a proxy or ballot to vote on approval of the agreement and plan of merger. A prospectus and proxy statement has been mailed separately. Please refer to the prospectus and proxy statement for instructions on how to vote your shares. For a copy of the prospectus and proxy statement, please call Richard E. Dyer, President and Chief Executive Officer of FNB, at (269) 279-3500.

          If you have questions regarding exchanging your FNB common stock, please contact the trust department of Southern Michigan Bank & Trust at (517) 279-5503.

This letter is only a summary of the election procedures. The procedures are governed by the instructions on the enclosed election form and the agreement and plan of merger. Please refer to and carefully read the instructions on the enclosed election form and the prospectus and proxy statement.
Sincerely, Richard E. Dyer, President and CEO FNB Financial Corporation

Southern has filed a registration statement with the Securities and Exchange Commission to register the shares of Southern common stock that FNB shareholders will receive if the merger is completed. The registration statement contains a prospectus and proxy statement and other relevant documents concerning the merger. You are urged to read the prospectus and proxy statement because it contains important information about Southern, FNB and the merger. You can obtain the full registration statement, which includes the prospectus and proxy statement, free of charge at the Securities and Exchange Commission's website, http://www.sec.gov.